Gold Valley Global Holding Corp.
356 Rideau st. suite 10
Ottawa, K1N 5Y8, Canada

Ottawa, January 22nd 2016
To whom it may concern:
Gold Valley Global Holding Corp. requests that the previously filed registration statement (Form 10 File No.
000-55542), together with all related exhibits and amendments, be withdrawn before January 27th (initial date of effectiveness), in order for the company to make its audited financial statements prepared in compliance with the applicable articles of regulation S-X and at the date of the company?s first anniversary.





Regards,



/s/ Moulay Mokhtar Mrani

CFO

Gold Valley Global Holding Corp.